UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Other Events.

On September 16, 2020, NuCana plc (the “Company”) issued a press release announcing it has commenced an underwritten public offering of its American Depositary Shares (“ADSs”), and its intention to grant the underwriters a 30-day option to purchase up to an additional 15% of the ADSs offered in the public offering. All of the ADSs in the offering will be sold by the Company. A copy of the press release is attached hereto as Exhibit 99.1, and is incorporated herein by reference. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Jefferies LLC, Cowen and Company, LLC, William Blair & Company L.L.C. and Truist Securities, Inc. are acting as joint book-running managers for the offering. On September 16, 2020, the Company filed with the Securities and Exchange Commission a preliminary prospectus supplement to its effective shelf registration statement on Form F-3 (File No. 333-227624) (the “Preliminary Prospectus Supplement”) pursuant to Rule 424 under the Securities Act of 1933, as amended, relating to the aforementioned proposed public offering of the Company’s ADSs. The Preliminary Prospectus Supplement contains (i) an updated summary description of the Company’s business in the section entitled “Prospectus Supplement Summary,” which is attached hereto as Exhibit 99.2 and incorporated herein by reference, and (ii) updated risk factor disclosure in the section entitled “Risk Factors,” which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

This Report on Form 6-K, including the exhibits hereto, shall not constitute an offer to sell or the solicitation of an offer to buy the securities of the Company, which is being made only by means of a written prospectus meeting the requirements of Section 10 of the Securities Act, nor shall there be any offer, solicitation, or sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Exhibits

99.1	Press Release of NuCana plc, dated September 16, 2020.

99.2	Prospectus Supplement Summary included in NuCana plc’s Preliminary Prospectus Supplement dated September 16, 2020 to the Registration Statement on Form F-3 (File No. 333-227624).

99.3	Risk Factors included in NuCana plc’s Preliminary Prospectus Supplement dated September 16, 2020 to the Registration Statement on Form F-3 (File No. 333-227624).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuCana plc

By:	/s/ Donald Munoz
Name:	Donald Munoz
Title:	Chief Financial Officer

Date: September 16, 2020